GTS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	827,300
Securities owned, at fair value		637,355,573
Receivable from brokers		96,620,249
Memberships in exchanges owned, at adjusted cost		1,122,300
Intangible assets		4,747,592
Goodwill		5,699,116
Other assets		6,879,343
TOTAL ASSETS	$	753,251,473

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	17,180,776
Securities sold, but not yet purchased, at fair value		615,154,131
TOTAL LIABILITIES		632,334,907
MEMBER'S EQUITY		120,916,566
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	753,251,473

The accompanying notes are an integral part of this financial statement.